
September 20, 2010

Mr. Gary A. Shiffman
Chief Executive Officer
Sun Communities, Inc.
27777 Franklin Road, Suite 200
Southfield, MI 48034

  Re: **Sun Communities, Inc.**
    Form 10-K for the fiscal year ended December 31, 2009
    Filed March 11, 2010
    File No. 001-12616

Dear Mr. Shiffman:

  We have reviewed your response letter dated September 9, 2010 and have the following additional comment. In our comment, we ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

  Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comment or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Item 11. Executive Compensation, page 51

2009 Compensation, page 54

1. We have reviewed your response to comment 11 from our letter dated August 23, 2010. We note in your response that the restricted stock awards were granted based on your FFO performance and individual performance in 2009. We further note that the awards were made in July 2009. Please tell us if these awards were made using partial year performance results. If so, please tell us the FFO target levels were and the actual performance as compared to the target level. Confirm that you will include similar disclosure in future filings.

You may contact William Demarest, Staff Accountant, at (202) 551-3432 or me, at (202) 551-3693 if you have questions regarding comments on the financial statements and related matters. Please contact Kristina Aberg, Attorney-Advisor, at (202) 551-3404 or Karen J. Garnett, Assistant Director, at (202) 551-3785 with any other questions.

Sincerely,

Eric McPhee
Staff Accountant